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                                         As filed pursuant to Rule 424(b)(1)
                                         Registration No. 333-27537



                                   PROSPECTUS

                           AAMES FINANCIAL CORPORATION

                        1,877,669 SHARES OF COMMON STOCK
                          (par value $0.001 per share)

         This Prospectus relates to the public offering by the Selling Stockholders (see "Selling Stockholders") of up to 1,877,669 shares of the Common Stock, par value $0.001 per share (the "Common Stock") of Aames Financial Corporation, a Delaware corporation (the "Company"). The Common Stock offered by the Selling Stockholders was acquired by the Selling Stockholders in connection with the merger of a wholly owned subsidiary of the Company with and into One Stop Mortgage, Inc., a Wyoming corporation ("One Stop"). See "Selling Stockholders." The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "AAM." The last reported sales price of the Common Stock on the NYSE on July 7, 1997 was $18.125 per share. See "Description of Capital Stock."


         The Company will not receive any proceeds from this offering. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the offering price of the Common Stock sold, less applicable agents' commissions and underwriters' discounts, if any. The Company will pay all expenses incident to the preparation and filing of a registration statement for the Common Stock under federal securities laws. The Selling Stockholders or certain other persons may sell the Common Stock from time to time on the NYSE, on any other national securities exchange on which the Common Stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares of the Common Stock offered hereby may be sold directly or through brokers or dealers. See "Plan of Distribution."

                                ---------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREOF FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.

                                ---------------

         THE SHARES OF THE COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION REVIEWED OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------


                  The date of this Prospectus is July 8, 1997


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                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, and the exhibits and schedules thereto which may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is listed.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this
Prospectus:

         (1) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;

         (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, December 31, 1996 and March 31, 1997; and

         (3) the Company's Current Reports on Form 8-K dated July 10, 1996, August 7, 1996, August 13, 1996, September 12, 1996 (including the Report on Form 8-K/A dated September 16, 1996), September 26, 1996, October 22, 1996, April 1, 1997 and May 12, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities covered by this Prospectus shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are expressly incorporated by reference into such documents). Written requests for such copies should be directed to the Company's Secretary at 350 S. Grand Avenue, 52nd floor, Los Angeles, California 90071, or made by telephone at
(213) 640-5000.


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                                   THE COMPANY

         Aames Financial Corporation (the "Company"), founded in 1954, is a consumer finance company engaged in the business of originating, purchasing, selling and servicing home equity mortgage loans secured by single family residences. The Company's principal market is credit-impaired borrowers who have significant equity in their homes but whose borrowing needs are not being met by traditional financial institutions due to credit exceptions or other factors. The Company focuses its efforts on collateral lending and believes that it originates and purchases a greater proportion of lower credit grade loans ("C-" and "D" loans) than most other lenders to credit-impaired borrowers. These lower credit grade loans are characterized by lower combined loan-to-value ratios and higher average interest rates than higher credit grade loans ("A-," "B" and "C" loans). The Company believes lower credit-quality borrowers represent an underserved niche of the home equity loan market and present an opportunity to earn a superior return for the risks assumed. Although the Company has historically experienced delinquency rates that are higher than those prevailing in its industry, management believes the Company's historical loan losses are generally lower than those experienced by most other lenders to credit-impaired borrowers because of the lower combined loan-to-value ratios on the Company's lower credit grade loans. The mortgage loans originated and purchased by the Company, which include fixed and adjustable rate loans, are generally used by borrowers to consolidate indebtedness or to finance other consumer needs rather than to purchase homes. Consequently, the Company believes that it is not as dependent as traditional mortgage bankers on levels of home sales or refinancing activity prevailing in its markets.

         The Company originates and purchases loans on a nationwide basis through three production channels. The Company has historically originated its loans through its retail loan office network. In 1994, the Company diversified its production channels to include a wholesale correspondent program which consisted initially of purchasing loans from other mortgage bankers and financial institutions underwritten in accordance with the Company's guidelines. In fiscal 1996, this program was expanded to include the purchase of loans in bulk from other mortgage bankers and financial institutions. On August 28, 1996, the Company acquired One Stop Mortgage, Inc. ("One Stop"), which further diversified the Company's production channels to include the origination and purchase of mortgage loans from a network of independent mortgage brokers. While the Company intends to continue focusing on its traditional niche in the "C-" and "D" credit grade loans, the Company also intends to continue to diversify the loans it originates and purchases through its three production channels to include more "A-," "B" and "C" credit grade loans. The Company underwrites every loan it originates and generally re-underwrites and reviews appraisals on all loans it purchases.

         Substantially all of the mortgage loans originated and purchased by the Company are sold in the secondary market through public securitizations in order to enhance profitability, maximize liquidity and reduce the Company's exposure to fluctuations in interest rates. In a securitization, the Company conveys loans that it has originated or purchased to a separate entity (such as a trust or trust estate) in exchange for cash proceeds and an interest in the loans securitized representing the gain on sale of loans. The cash proceeds are raised through an offering of the certificates or bonds evidencing the right to receive certain payments on the securitized loans. The gain on sale represents, over the estimated life of the loans, the excess of the weighted average coupon on each pool of loans sold over the sum of the pass-through interest rate, the mortgage servicing fee (currently .50%) and a monoline insurance fee, if any. The Company determines the present value of this anticipated revenue stream at the time each securitization transaction closes using prepayment and other assumptions appropriate for each transaction and recognizes it as gain on sale. As part of the sale, the Company records an asset called the interest only strip. In order to determine the present value of this excess cash flow, the Company discounts the cash flows based upon rates prevalent in the market, subject to adjustment for credit risk retained by the Company and recorded as a reserve.

         The Company securitized and sold in the secondary market $107 million, $317 million, $791 million and $1.76 billion of loans during fiscal 1994, 1995 and 1996, and the nine months ended March 31, 1997, respectively. Each of the Company's securitizations has been credit-enhanced by insurance provided by a monoline insurance company to receive ratings of "Aaa" by Moody's Investors Service and "AAA" from Standard & Poor's. The Company, however, is considering alternative securitization structures that may be credit-enhanced other than by monoline insurance, such as a senior subordinated structure.

         The Company retains the servicing rights (collecting loan payments and handling borrower defaults) to substantially all of the loans it originates or purchases. At March 31, 1997, the Company had a servicing portfolio of $2.72 billion, 54% of which was serviced by subservicers. As of March 31, 1997, the Company serviced loans in seven western states, including California. Loans secured by properties located in other states are serviced through one or more subservicers which are paid a fee per loan and a participation in certain other fees paid by the borrowers. In November 1996, the Company implemented a new servicing system which will enable the Company


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to service loans in all 50 states and the District of Columbia, and is in the process of obtaining the licenses required to service loans nationwide. Commencing in the fourth fiscal quarter of 1997, the Company intends to add to the states in which it will be servicing loans. As of May 1, 1997, the Company began servicing loans originated through its retail network in eight additional states and through its broker network in four of those states. During fiscal 1998, the Company intends to review its subservicing arrangements and service directly all newly originated or purchased loans which are securitized by it.

     The Company is a Delaware corporation with its principal executive offices located at 350 S. Grand Avenue, 52nd floor, Los Angeles, California 90071, telephone number (213) 640-5000.

                                  RISK FACTORS

     This Report contains certain forward looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below.

NEGATIVE CASH FLOWS AND CAPITAL NEEDS

     In a securitization, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization, but does not receive the cash representing such gain until it receives the excess cash flow from the interest only strip, which in general is payable over the actual life of the loans securitized. The Company incurs significant expense in connection with a securitization and incurs both current and deferred tax liabilities as a result of the gain on sale. Net cash used in operating activities for fiscal 1994, 1995 and 1996 and for the nine months ended March 31, 1997 was $13.9 million, $43.4 million, $122 million and $97.9 million, respectively. Therefore, the Company requires continued access to short- and long-term external sources of cash to fund its operations. The Company expects to continue to operate on a negative cash flow basis as the volume of the Company's loan purchases and originations increases and its securitization program grows. The Company's primary cash requirements include the funding of: (i) mortgage loan originations and purchases pending their securitization and sale; (ii) fees and expenses incurred in connection with the securitization of loans; (iii) reserve account or overcollateralization requirements in connection with the securitization and sale of the loans; (iv) tax payments due on recognition of gain on sale, other than in a debt-for-tax securitization structure; (v) ongoing administrative and other operating expenses; and (vi) interest and principal payments under the Company's warehouse credit facilities and other existing indebtedness.

     The Company's primary sources of liquidity in the future are expected to be existing cash, fundings under its warehouse and other credit facilities, sales of mortgage loans through securitization, sales of mortgage loans on a whole loan basis and further issuances of debt or equity.

     The Company's primary sources of liquidity as described in the paragraph above are expected to be sufficient to fund the Company's liquidity requirements through at least the next 12 months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to operate on a negative cash flow basis for the foreseeable future, it may need to effect additional debt or equity financings. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available.

     As a result of the limitations describe above, the Company may be restricted in the amount and type of future debt it may issue.

DELINQUENCIES; NEGATIVE IMPACT ON CASH FLOW; RIGHT TO TERMINATE NORMAL SERVICING

     A substantial majority of the Company's servicing portfolio consists of loans securitized by the Company and sold to REMIC or owner trusts. Generally, the form of servicing agreement entered into in connection with these securitizations contains specified limits on the 90-day delinquency rate (including properties acquired upon foreclosure and not sold) prevailing on the loans included in each trust. If, at any measuring date, the 90-day delinquency rate with respect to any trust were to exceed the specified limit applicable to such trust, provisions of the servicing agreements permit the monoline insurance company to terminate the


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Company's servicing rights to the pool as more fully described below. In addition, high delinquency rates have a negative impact on cash flow.

     At March 31, 1997, seven of the Company's REMIC trusts (representing 26% of the dollar volume of the Company's servicing portfolio) exceeded the applicable 90-day delinquency standard. These seven trusts were formed during the period from December 1994 to June 1996. At March 31, 1997, the 90-day delinquency rate on these seven trusts ranged from 14.6% to 34.2%. The Company believes that the high delinquency rates it has experienced are primarily due to the higher proportion of lower credit grade loans ("C-" and "D" loans) originated and purchased by it compared to most other lenders to credit-impaired borrowers (which generally have a greater focus on A- through C loans). However, the Company believes its historical loan losses have been below those experienced by most other lenders to credit-impaired borrowers as a result of the higher combined loan-to-value ratios which it requires on its lower credit grade loans. At March 31, 1997, the weighted average initial combined loan-to-value ratios on loans in the seven REMIC trusts was 65%.

     The Company implemented a variety of measures designed to reduce delinquency rates on loans included in securitizations in future periods, including the implementation of procedures designed to shorten the time required to transfer servicing on loans purchased through the Company's wholesale correspondent program and the elimination of its loan program which has experienced the highest delinquency rates. In addition, as a result of the expansion of the Company's loan production capacity, including the acquisition of One Stop, the proportion of higher credit grade loans originated or purchased by the Company has increased. The Company expects that the combined effect of these developments will have a positive impact on 90-day delinquency rates experienced in trusts formed by the Company in future periods, although average combined loan-to-value ratios are likely to increase. However, there can be no assurance that delinquency rates will in fact be positively impacted. Further, delinquency rates and losses on the Company's existing trusts and future trusts could increase. Although the trust formed by the Company in September 1996 had delinquency rates at March 31, 1997 within expectations and below the applicable 90-day delinquency standard (which was raised to 13% with respect to the June 1996 trust and to 17% with respect to the trusts formed since that date), the loans included in this trust were originated or purchased prior to these developments and have been outstanding for a relatively short period of time. There can be no assurance that delinquency rates on this trust will not increase in future periods.

     Under the form of servicing agreement entered into in connection with the Company's securitizations, the monoline insurance company insuring the senior interests in the related trust may terminate the Company's mortgage servicing rights if the 90-day delinquency rate exceeds the applicable specified limit. Although the monoline insurance company has the right to terminate servicing with respect to the seven trusts referred to above, no servicing rights have been terminated. There can be no assurance that the Company's servicing rights with respect to the mortgage loans in such trusts, or any other trust which exceeds the specified limits in future periods, will not be terminated. The monoline insurance company has other rights to terminate servicing if the Company were to breach its obligations under the agreement, losses on foreclosure were to exceed specified limits, the insurance company were required to make payments under its policy or certain bankruptcy or insolvency events were to occur. None of these events has occurred with respect to any of the trusts formed by the Company.

     The Company's cash flow is also adversely impacted by high delinquency rates in its trusts. Generally, provisions in the servicing agreement have the effect of requiring the overcollateralization account, which is funded primarily by the excess spread on the loans held in the trust, to be increased up to about twice (two and one-half times in the case of the September and December 1996 and March 1997 trusts) the level otherwise required when the delinquency rates exceed the specified limit. As of March 31, 1997, the Company was required to maintain an additional $20.4 million in overcollateralization accounts as a result of the level of its delinquency rates above that which would have been required to be maintained if the applicable delinquency rates had been below the specified limit. Of this amount, at March 31, 1997, $9.8 million remains to be added to the overcollateralization accounts from future spread income on the loans held by these trusts.


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     Delinquency and loss rates also affect the assumptions used by the Company in computing gain on sale and could affect the Company's ability to effect securitizations in the capital markets.

RISKS OF CONTRACTED SERVICING

     The Company currently contracts with subservicers for the servicing of a substantial portion of the loans it originates or purchases. The Company is subject to risks associated with inadequate or untimely service rendered by subservicers. Many of the Company's borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. Any failure by a subservicer to provide adequate or timely service could result in higher delinquency rates and foreclosure losses on the portfolio of loans. The Company intends to service all loans it originates or purchases commencing in fiscal 1998 (regardless of the location of the mortgaged property). See "The Company."

DEPENDENCE ON FUNDING SOURCES

     Dependence on Warehouse and Other Credit Facilities. The Company is dependent upon its access to warehouse and other credit facilities in order to fund new originations and purchases of mortgage loans pending securitization. At April 30, 1997, the Company had warehouse and other credit facilities with certain financial institutions with aggregate commitment of $600 million (which decreases to $475 million at June 30, 1997). The Company's warehouse and other credit facilities expire between September 1997 and January 1998. In addition, the Company's growth strategies will require significant increases in the amount of the Company's warehouse and other credit facilities. The Company is currently negotiating with various investment banks to obtain additional warehouse facilities. There can be no assurance that the Company will be able to secure such financing on affordable terms, or at all. The Company expects to be able to maintain existing warehouse and other credit facilities (or to obtain replacement or additional financing) as current arrangements expire or become fully utilized; however, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is unable to extend or replace existing facilities, and arrange new warehouse or other credit facilities, the Company may have to curtail loan origination and purchasing activities, which would have a material adverse effect on the Company's financial position and results of operations.

     Dependence on Securitization Program. The Company relies on its ability to securitize and sell its mortgage loans in the secondary market in order to generate cash proceeds for repayment of its warehouse facilities. Accordingly, adverse changes in the Company's securitization program or in the secondary mortgage market could impair the Company's ability to originate, purchase and sell mortgage loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's financial position and results of operations. In addition, in order to gain access to the secondary market, the Company has relied upon monoline insurance companies to provide financial guarantee insurance on the senior interests in loans sold in the secondary market in order to obtain ratings for such interests. To date, the Company has not structured a pool of loans for securitization and sale in the secondary market based solely on the internal credit enhancements of the pool of loans or the Company's credit, although the Company is contemplating doing so with a portion of the loans it securitizes in future pools. Any substantial reduction in the size or availability of the secondary market for the Company's loans, or the unwillingness of the monoline insurance companies to provide financial guarantee insurance for the senior interests in loans sold in the secondary market, or other accounting, tax or regulatory changes adversely affecting the Company's securitization program, could have a material adverse effect on the Company's financial position and results of operations.

CAPITALIZED INTEREST ONLY STRIP; MORTGAGE SERVICING RIGHTS

     The majority of the Company's revenue is recognized as gain on sale, which represents the present value of the interest only strip, less transaction expenses, on mortgage loans sold on a servicing retained basis by the Company. The Company recognizes gain on sale in the fiscal year in which such loans are sold, although cash (representing the interest only strip and mortgage servicing fees) is received by the Company over the life of the loans.



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Concurrent with recognizing gain on sale, the Company records an interest only strip as an asset on its consolidated balance sheet.

        The estimated life of the securitized loans depends on the assumed annual prepayment rate which is a function of full and partial prepayments and defaults. In the calculation of its gain on sale, the Company makes an assumption of the prepayment rate based on prior and expected performance, the presence or absence of prepayment penalties, the loan-to-value ratios of the loans, the credit grades included in a particular pool and industry analyses. Generally, the presence of prepayment penalties slows the rate of prepayment; the lower loan-to-value ratio loans exhibit a higher prepayment rate due to refinancing potential; and the higher credit grade loans are assumed to be more interest rate sensitive than the lower credit grade loans since the higher credit grade borrowers are assumed to have more options for obtaining credit.

        In determining the adjustment for credit risk for a particular securitization, the Company utilizes assumptions that it believes are reasonable based on the information on its prior securitizations and the loan-to-value ratios of the loans included in the current securitizations. At March 31, 1997, the Company had reserves of $32.8 million related to these credit risks, or 1.31% of the outstanding balance of loans securitized as of that date. Cumulative losses to date from the Company's securitization transactions dating back to June 1992, have totaled $4.3 million, or .14% of the total balance of loans securitized through March 31, 1997. The weighted average loan-to-value ratio of the loans serviced by the Company was 67% as of March 31, 1997. Accordingly, the Company believes its allowance for credit losses is adequate to cover anticipated losses on previously securitized pools determined on a pool-by-pool basis.

        The interest only strip is amortized over the expected lives of the related loans and a corresponding reduction in servicing fee income is recorded. On a quarterly basis, the Company reviews the fair value of the interest only strip by analyzing its prepayment and other assumptions in relation to its actual experience and current rates of prepayment prevalent in the industry. See "Prepayment and Credit Risk." The interest only strip is marked to market through a charge to earnings. If a permanent shortfall in the net present value of the estimated remaining future excess cash flow becomes apparent due to either accelerated prepayments or larger than expected loss experience, a permanent impairment adjustment must be recorded. To date, the Company has not been required to record a material adjustment to its interest only strip.

PREPAYMENT AND CREDIT RISK

        Gain on sale is the most significant component of the Company's reported revenues. Gain on sale represents the recognition of the present value of the excess cash flow, which is based on certain estimates made by management at the time loans are sold, including estimates regarding prepayment rates. The rate of prepayment of loans may be affected by a variety of economic and other factors, as discussed above. The effects of these factors may vary depending on the particular type of loan. Estimates of prepayment rates are made based on management's expectations of future prepayment rates, which are based, in part, on the historic performance of the Company's loans and other considerations. There can be no assurance of the accuracy of management's estimates. If actual prepayments occur more quickly than was projected at the time loans were sold, the carrying value of the interest only strip may have to be written down through a charge to earnings in the period of adjustment.

        Loans made to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. While the Company believes that the underwriting criteria and collection methods it employs enable it to mitigate the higher risks inherent in loans made to these borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that loans originated and purchased by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition could be adversely affected.

        Generally, the Company's higher credit grade loans have higher loan-to-value ratios than its lower credit grade loans. In such cases, the collateral of such loans often will not be sufficient to cover the principal amount of the loans in the event of default. Losses not covered by the underlying properties, if in excess of the Company's provision for such losses, could have a material adverse effect on the Company's results of operations and financial condition.


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RECENT ACQUISITION OF ONE STOP

     On August 28, 1996, the Company acquired One Stop in a merger transaction. One Stop is operated as a wholly-owned subsidiary of the Company. The Company acquired One Stop with the expectation that the acquisition will result in beneficial synergies for the combined business. Since commencement of operations in October 1995, One Stop's rate of growth in originating and purchasing loans has been significant. Further, One Stop had generally sold its loans on a whole loan basis or retained them in its portfolio. The Company included in its September 1996, December 31, 1996 and March 31, 1997 securitizations and intends to continue to include One Stop's loans in the Company's future securitizations. In light of One Stop's growth and the changes in its operations necessitated by the merger, the historical financial performance of One Stop is of limited relevance in predicting future performance. Also, the loans originated and purchased by One Stop included in the Company's securitizations in September and December 1996 and March 1997 have been outstanding for a relatively short period of time. Consequently, the delinquency and loss experience of One Stop's loans to date may not be indicative of that to be achieved in future periods, and One Stop may not be able to maintain delinquency and loan loss ratios at their present levels as One Stop's loan portfolio becomes more seasoned. Further, One Stop originates and purchases loans through a network of independent mortgage brokers. Any significant reduction in utilization patterns by brokers doing business with One Stop could have an adverse effect on the near-term business and results of operations of One Stop, and on the Company on a consolidated basis.


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CONCENTRATION OF WHOLESALE CORRESPONDENT PROGRAM

     The Company has implemented a wholesale correspondent program for purchasing mortgage loans in bulk as well as on an ongoing or "flow" basis from mortgage bankers and financial institutions. This program accounted for 52% of all mortgage loans originated or purchased by the Company during the nine months ended March 31, 1997. Although the Company acquires mortgage loans from a variety of sources, a significant portion of the volume of mortgage loans acquired by the Company has been concentrated among a relatively small number of correspondents and bulk purchase transactions.

     During the nine month period ended March 31, 1997, the pricing for wholesale correspondent purchases of loans in the subprime mortgage market increased over the same period last year. The average price paid by the Company for wholesale correspondent purchases during the first nine months of 1997 was 6.4% compared to 4.8% for the first nine months of 1996. In response to these pricing changes and the general uncertainties in the capital markets (in which the Company has historically funded its negative cash flow), the Company is reviewing its pricing levels for all third party originated products, primarily bulk purchases, which may reduce the volume of loans purchased. This change may have an adverse impact on short-term performance and earnings.

COMPETITION

     As a marketer of home equity mortgage loans, the Company faces intense competition. Traditional competitors in the financial services business include other mortgage banking companies, commercial banks, credit unions, thrift institutions and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. In addition, the current level of gains realized by the Company and its competitors on the sale of their sub-prime mortgage loans is attracting additional competitors into this market with the possible effect of lowering gains that may be realized on the Company's future loan sales. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have locked in lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, credit-impaired borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.

     The Company's wholesale correspondent program depends largely on independent mortgage bankers and other financial institutions for the purchases of new loans. The Company's competitors also seek to establish relationships with the same mortgage bankers and other financial institutions. The Company's future results may become more exposed to fluctuations in the volume and cost of the Company's wholesale correspondent program resulting from competition from other purchasers of such loans, market conditions and other factors.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

     At March 31, 1997, a significant portion of the loans serviced by the Company were secured by properties located in California. Because the Company's servicing portfolio is currently concentrated in California, the Company's financial position and results of operations have been and are expected to continue to be influenced by general trends in the California economy and its residential real estate market. The California economy experienced a slowdown or recession over the last several years which was accompanied by a sustained decline in the values of California real estate. Residential real estate market declines may adversely affect the values of the properties securing loans such that the principal balances of such loans, together with any primary financing on the mortgaged properties, will equal or exceed the value of the mortgaged properties. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company and adversely impact the Company's results of operations.

TIMING OF LOAN SALES

     The Company endeavors to effect the securitization and sale of a loan pool each quarter. However, market and other considerations, including the conformity of loan pools to monoline insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of a loan pool beyond a quarter-end would postpone the recognition of gain on sale related to such loans until their sale and would likely result in losses for such quarter being reported by the Company.

ECONOMIC CONDITIONS

     General. The risks associated with the Company's business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the current combined loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on such loans could be higher than those generally experienced in the mortgage lending industry. In addition, in an economic slowdown or recession, the Company's servicing costs may increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect the

Company's ability to securitize or sell loans in the secondary market and could increase the cost of securitizing and selling loans in the secondary market. See "Prepayment and Credit Risk."

     Interest rates. The Company's earnings may be directly affected by the level of and fluctuations in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its liabilities. While the Company monitors the interest rate environment and employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the earnings of the Company would not be adversely affected during any period of unexpected changes in interest rates. During periods of increasing interest rates, the Company generally experiences market pressure to reduce its servicing spread or commissions on originations. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments, thereby shortening the life and impairing the value of the interest only strip and mortgage servicing rights. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise. In addition, inverse or flattened interest yield curves could have an adverse impact on the earnings of the Company because the loans pooled and sold by the Company have long-term rates while the senior interests in the related trusts are priced on the basis of intermediate rates.

     The Company introduced adjustable rate mortgages as a new product in January 1994. Adjustable rate loans account for a substantial portion of the mortgage loans originated or purchased by the Company. Substantially all such adjustable rate mortgages include a "teaser" rate, i.e., an initial interest rate significantly below the fully indexed interest rate at origination. Although these loans are underwritten at the fully indexed rate at origination, credit-impaired borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of the loan.

CONTINGENT RISKS

     Although the Company sells substantially all the mortgage loans which it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The documents governing the Company's securitization program require the Company to establish deposit accounts or build overcollateralization levels through retention of excess cash flow distributions in such accounts or application of excess servicing distributions to reduce the principal balances of the senior interests issued by the related trust, respectively. Such amounts serve as credit enhancement for the related trust and are therefore available to fund losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following securitization and the sale of loans to the extent of excess cash flow distributions required to be retained or applied to reduce principal from time to time. Such amounts are determined by the monoline insurance company issuing the guarantee of the related interests in each trust and are a condition to obtaining the requisite rating thereon. In addition, documents governing the Company's securitization program require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale.

When borrowers are delinquent in making monthly payments on loans included in a trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's financial position or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's financial position and results of operations.

GOVERNMENT REGULATION

     Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

     The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company.

     In October 1995, certain amendments to the Truth in Lending Act (the "TILA Amendments") went into effect. The TILA Amendments provide in general that lenders may not include prepayment fee clauses in loans regulated by those amendments ("Section 32 Loans") if the borrower has a debt-to-income ratio in excess of 50%. In addition, a lender that refinances a Section 32 Loan previously made by such lender will not be able to enforce any prepayment penalty clause contained in such refinanced loan. A majority of the loans originated or purchased by the Company prior to October 1995 would have been
Section 32 Loans if they had been originated after that date. As the Company increases the number of higher credit grade loans it originates and purchases, the Company expects that the number of Section 32 Loans will decrease.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereunder.

                          DESCRIPTION OF CAPITAL STOCK

         The total number of shares that the Company is authorized to issue is 51,000,000, consisting of 50,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share. The following statements are brief summaries of certain provisions relating to the Company's capital stock.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of Common Stock are entitled to receive ratably dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled, subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

         The holders of Common Stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

         The Company distributes periodic reports and other information, including notices of annual meetings and special meetings of the stockholders of the Company, to recordholders of Common Stock to the addresses indicated on the Company's stock records.

PREFERRED STOCK

         The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized under certain circumstances as a way of discouraging, delaying or preventing an acquisition or change in control of the Company.
The Company does not currently intend to issue any shares of its Preferred
Stock.

ANTI-TAKEOVER PROVISIONS

         The Company's Certificate of Incorporation and Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include a classified Board of Directors, the inability of stockholders to take action by written consent without a meeting, the inability of stockholders to call for a special meeting of stockholders under certain circumstances without the approval of the Board and the inability of stockholders to remove directors without cause.

         The Company's employment arrangements with its Chief Executive Officer, President and certain other senior executives provide for the payment of multiple years of compensation and acceleration of stock options in the event of certain changes in control.

         Each share of the Company's outstanding Common Stock also evidences one stock purchase right (a "Right") pursuant to the terms and conditions of a Stockholders' Rights Plan adopted by the Company in June 1996 (the "Rights Plan"). In general, the Rights will not be exercisable, or transferable, apart from the Common Stock, until the tenth day after a person or group (other than an "Exempt Person" as defined in the Rights Plan) either: (i) acquires beneficial ownership of 15% or more of the outstanding Common Stock; or (ii) commences a tender offer or an exchange offer, to acquire beneficial ownership of 15% or more of the outstanding Common Stock; or (iii) who previously acquired 15% or more of the Common Stock in a transaction approved by the Board of Directors increases its ownership of Common Stock by more than 1%; or (iv) files a registration statement with the SEC with respect to an exchange offer to acquire 15% or more of the Common Stock; or (v) who beneficially owns 10% or more of the outstanding Common Stock is declared an "Adverse Person" by the Board of Directors

         Following an event described above, each Right will be converted into a right to purchase from the Company, for the Exercise Price (as defined in the Rights Plan), that number of one one-hundredth (1/100th) of a share of Preferred Stock (or, in certain circumstances, Common Stock, cash, property, or other securities of the Company) having a market value of twice the Exercise Price. Further, if after the Rights become exercisable, the Company or a majority of its assets or earning power is acquired by merger, consolidation, transfer, sale or otherwise, each Right will be converted into the right to purchase that number of shares of common stock of the surviving entity or (in certain circumstances) its parent corporation, having a market value of twice the Exercise Price. In general, no Adverse Person, nor the person or group whose purchase transaction or tender or exchange offer triggers the exercisability of the Rights, nor any of that person's or group's transferees, may exercise Rights held by them.

         Each Right, at the option of the holder of the Right, also may be exercised without the payment of cash. In such case, the Right's holder will receive securities having a value equal to the difference between the value of the securities that would have been issuable upon payment of the exercise price and the exercise price.

         At any time prior to the tenth day following an event described in (i) through (v), above, the Board of Directors may redeem all outstanding Rights at a price of $0.001 per Right, and may amend the Rights Agreement and the Rights in any and all respects. The Rights will expire on the earlier of the date of their redemption or June 20, 2006.

SECTION 203 OF THE DELAWARE LAW

         The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock or an affiliate of such person) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203 of the DGCL, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or became an interested stockholder with the approval of a majority of the corporation's directors. The provisions of Section 203 of the DGCL requiring a supermajority vote of disinterested shares to approve certain corporate transactions could enable a minority of the Company's stockholders to exercise veto power over such transactions.

TRANSFER AGENT

         The Company's transfer agent and registrar for its Common Stock is ChaseMellon Shareholder Services LLC.

                              SELLING STOCKHOLDERS

         All shares of the Common Stock offered hereby are owned by the Selling Stockholders, who acquired such shares in connection with the merger of a wholly owned subsidiary of the Company with and into One Stop. Neil B. Kornswiet, one of the Selling Stockholders, is the President and Vice Chairman of the Board of Directors of the Company. From September 3, 1996 to May 7, 1997, Mr. Kornswiet served as Executive Vice President of the Company. Mr. Kornswiet also serves as the Chairman and President of One Stop. Lehman Commercial Paper Inc. ("LCPI"), one of the Selling Stockholders, acquired shares in the merger upon the surrender of a warrant for an equity interest in One Stop, which warrant was granted by One Stop to LCPI in connection with LCPI providing certain credit facilities to One Stop. At July 7, 1997, Neil B. Kornswiet and Debra Kornswiet owned 1,822,860 shares of the Company's Common Stock (1) and LCPI owned 658,125 shares of the Company's Common Stock (2).

                                                                       Number of Shares of              Percentage of Outstanding
                                            Number of Shares           Common Stock to be                   Common Stock Held
                                             of Common Stock          Held After Completion                  After Completion
             Name                           That May Be Sold                of Offering                        of Offering
-------------------------------            -------------------        ---------------------              -----------------------
Neil B. Kornswiet and                           216,119                    1,606,741                             5.8%
Debra K. Kornswiet
200 Baker Street
Costa Mesa, CA  92626

Lehman Commercial Paper
  Inc.                                          658,125                          -0-                               0%
3 World Financial Center
New York, NY  10285

-----------------

(1) Includes 115,593 shares of the Common Stock which have been deposited into an escrow account from which they will not be released to the Selling Stockholder until August 28, 1997.

(2) Includes 38,532 shares of the Common Stock which have been deposited into an escrow account from which they will not be released to the Selling Stockholder until August 28, 1997. Lehman Brothers Capital Partners III, L.P., an affiliate of LCPI, holds a 50% participation interest in the shares owned by LCPI.

         Additional information concerning the Selling Stockholders may be set forth in Prospectus Supplements from time to time.

         Other than as described above, none of the Selling Stockholders has had any material relationship with the Company within the past three years. Additionally, Lehman Brothers, an affiliate of LCPI, has provided investment banking services to the Company from time to time and may provide such services to the Company in the future.

         Because the Selling Stockholders may offer all or only some of the Common Stock that they now hold in the offering contemplated by this Prospectus and because there are presently no agreements, arrangements or understandings concerning the sale of any of the Common Stock issuable, no estimate can be given about the number of shares of the Common Stock that will be held by the Selling Stockholders after completion of this offering. See "Plan of Distribution" herein.

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds from this offering. The Selling Stockholders or pledgees, donees, transferees or other successors in interest may sell all or a portion of the shares of the Common Stock from time to time directly to purchasers or through agents, dealers (who may act as principals for their own account) or underwriters on terms to be determined at the times of such sales. Any agent, dealer or underwriter through whom shares of the Common Stock are sold may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers or pledgees, donees, transferees or other successors in interest of the shares of the Common Stock for whom they act as agent. To the extent required, the number of shares of the Common Stock to be sold, the offering price thereof, the name of each Selling Stockholder and each agent, dealer and underwriter, if any, and any applicable discounts or commissions concerning a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the shares of the Common Stock offered by the Selling Stockholders hereby will be the offering price of such shares of the Common Stock less applicable commissions or discounts.

        In connection with the distribution of the shares of the Common Stock offered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of shares of the Common Stock in the course of hedging the positions they assume with LCPI. LCPI also may sell shares of the Common Stock short and redeliver the shares of the Common Stock offered hereby to close out the short positions. The Selling Stockholders also may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of the Common Stock offered hereby, which the broker-dealers may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholders also may loan or pledge the shares of the Common Stock offered hereby to a broker-dealer and the broker-dealer may sell such shares so loaned or upon a default the broker-dealer may affect sales of the pledged shares pursuant to this Prospectus.

         There is no assurance that the Selling Stockholders will sell any of the shares of the Common Stock offered hereby.

         In order to comply with the securities laws of certain States or other jurisdictions, if applicable, the shares of the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain States or other jurisdictions the shares of the Common Stock may not be sold unless they have been registered or qualified for sale under the securities laws of such jurisdictions or an exemption from the registration and qualification requirements of such laws is available and the conditions of such exemption are satisfied.

         The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the shares of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the shares of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of the Common Stock offered hereby may not simultaneously engage in market making activities for the Common Stock during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder and any other person who participates in a distribution of the shares of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Common Stock by the Selling Stockholders. The applicable provisions of the Exchange Act and the rules and regulations thereunder may effect the marketability of the shares of the Common Stock and the ability of any person to engage in market making activities for the shares of the Common Stock.

         Pursuant to an agreement with the Selling Stockholders, the Company will pay all expenses incident to the preparation and filing of the Registration Statement. Pursuant to the same agreement, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Barbara S. Polsky, Esq., Executive Vice President and General Counsel of the Registrant.

                                     EXPERTS

         The consolidated financial statements of Aames Financial Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1996, and the supplementary consolidated financial statements of Aames Financial Corporation incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated September 16, 1996, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The audited financial statements of One Stop Mortgage, Inc. incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K dated September 12, 1996, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OR ANY PROSPECTUS SUPPLEMENT, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                TABLE OF CONTENTS

Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
The Company...............................................................   3
Risk Factors..............................................................   4
Use of Proceeds...........................................................  13
Description of Capital Stock..............................................  13
Selling Stockholders......................................................  15
Plan of Distribution......................................................  15
Legal Matters.............................................................  17
Experts...................................................................  17

                                  ------------


                           AAMES FINANCIAL CORPORATION

                        1,877,669 SHARES OF COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                  ------------